MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) comments on Gildan's operations, performance and financial condition as at and for the three months and nine months ended July 5, 2009, compared to the corresponding periods in the previous year. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited interim consolidated financial statements as at and for the three months and nine months ended July 5, 2009, and the related notes, and with our MD&A for the year ended October 5, 2008 (2008 Annual MD&A) which is part of the fiscal 2008 Annual Report. This MD&A is dated August 12, 2009. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the unaudited interim consolidated financial statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled “Non-GAAP Measures” on page 6 of this MD&A. The unaudited interim consolidated financial statements and this MD&A were reviewed by Gildan's Audit and Finance Committee and were approved by our Board of Directors.

Additional information about Gildan, including our 2008 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with, the “Forward-looking Statements” cautionary notice on page 23.

In this MD&A, “Gildan”, the “Company”, or the words “we”, “us”, “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the third quarter are traditionally not indicative of the results to be expected for the full year.

OUR BUSINESS

Gildan is a vertically-integrated marketer and manufacturer of activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel. We are the leading supplier of activewear for the screenprint channel in the U.S. and Canada, and also a leading supplier for this market in Europe and Mexico. We sell socks and underwear, in addition to our activewear products, to mass-market and regional retailers in North America. The acquisitions of Kentucky Derby Hosiery Co., Inc. (Kentucky Derby) in July 2006 and V.I. Prewett & Son, Inc. (Prewett) in October 2007 combined with the addition of new branded and private label sock programs, have positioned Gildan as a leading supplier of basic family socks in the U.S. mass-market retail channel.

Our Products

We specialize in marketing and large-scale low-cost manufacturing of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume automatic replenishment programs.

We sell activewear products, namely T-shirts, fleece and sport shirts, in large quantities to wholesale distributors as undecorated “blanks”, which are subsequently sold to screenprinters and embroiderers who decorate our products with designs and logos. Our products are made of cotton and of blends of cotton and synthetic fibres. We sell our products to wholesale distributors under the Gildan brand. Our products are used in a variety of daily activities by consumers. Uses of our activewear product-line include work and school uniforms, athletic teamwear and other end-uses to convey individual, group and team identity. Consumers also purchase the Company's activewear products in venues such as sports, entertainment and corporate events, as well as travel and tourism destinations.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

In the retail channel, we sell a variety of styles of socks and, to a lesser extent at this stage, men's and boys' underwear and undecorated activewear products. We sell these products to mass-market and regional retailers in North America under various retailer private label programs and under the Gildan brand.

Our Facilities

Manufacturing

To support our sales in the various markets, we have built modern manufacturing facilities located in Central America and the Caribbean Basin where we manufacture T-shirts, fleece, sport shirts, socks and underwear. Our largest manufacturing hub in Central America includes our first integrated knitting, bleaching, dyeing, finishing and cutting textile facility (Rio Nance 1) to produce activewear fabric and, more recently, underwear fabric. This facility, located in Rio Nance, Honduras, became operational in 2002. During 2007, we commenced production at an integrated sock manufacturing facility (Rio Nance 3) and at a new integrated textile facility for the production of activewear fabric (Rio Nance 2), in Rio Nance, Honduras.

We have also established a vertically-integrated Caribbean Basin manufacturing hub with a textile facility for the production of activewear fabric in Bella Vista, Dominican Republic, which became operational in fiscal 2005.

In addition to our integrated sock manufacturing facility and leased sock finishing facilities, located in our Central America hub, we operate U.S. sock knitting facilities in Fort Payne, Alabama, purchased as part of the Prewett acquisition in fiscal 2008. During the third quarter of fiscal 2009, we completed the transition of all our sock finishing operations in the U.S., which were also purchased as part of the Prewett acquisition, and consolidated these operations in Honduras in order to remain globally competitive in the current economic environment.

Our sewing facilities are strategically located in close proximity to our textile manufacturing facilities. We operate sewing facilities in Honduras and Nicaragua to support our textile manufacturing hub in Central America. To support our vertically-integrated production in the Dominican Republic, we utilize third-party contractors in Haiti, and we have established a new sewing facility in the Dominican Republic which began operating during the second quarter of fiscal 2009, and is expected to be ramped up over twenty-four months.

Yarn-Spinning

CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. CanAm's yarn-spinning operations, together with supply agreements currently in place with Frontier and other third-party yarn providers, serve to meet our yarn requirements.

Sales, Marketing and Distribution

Our global sales and marketing office which employs approximately 170 full-time employees, is located in St. Michael, Barbados. Our sales and marketing team is responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and inventory control.

We distribute our products for the screenprint channel in the U.S. primarily out of our distribution centre in Eden, North Carolina, and also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. We also ship directly from Haiti and from our facilities in Honduras. To service the mass-market retail channel, we operate distribution centres in Martinsville, Virginia and Fort Payne, Alabama.

Employees and Corporate Offices

As of the end of the third quarter of fiscal 2009 we employed approximately 18,000 full-time employees worldwide. Our corporate head office is located in Montreal, Canada.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Market Overview

Target Market

Our markets for activewear, socks and underwear are characterized by low fashion risk compared to many other apparel markets, since our products are basic, frequently replenished and produced in a limited range of sizes, colours and styles, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan.

The demand for activewear products has been driven by several market trends such as:

  the use of activewear for uniform applications;
  the use of activewear for corporate promotions;
  the use of activewear for event merchandising (such as concerts, festivals, etc.);
  the evolution of the entertainment/sports licensing and merchandising businesses;
  the use of activewear products for travel and tourism;
  the emphasis on physical fitness; and
  the use and acceptance of casual dress in the workplace.

In addition, reductions in manufacturing costs, combined with quality enhancements in activewear apparel, such as pre-shrunk fabrics, improved fabric weight, blends and construction, as well as an increased range of colours and styles have provided consumers with superior products at lower prices.

Competitive Environment

The market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being requirements for success. Our primary competitors in North America both in the screenprint and retail channels are the major U.S.-based manufacturers of basic family apparel for the screenprint and retail channels, such as the Hanes, Fruit of the Loom, Jerzees and Anvil brands. Competition in socks in the U.S. mass-market retail channel is more fragmented, with a higher proportion of private label programs that are frequently outsourced from Asian contractors by retail vendors based in the U.S.

The competition in the European screenprint channel is similar to that in North America, as we compete primarily with the U.S.-based brands mentioned above. We also have European-based competitors that do not have integrated manufacturing operations and source products from suppliers in Asia. In addition, we may face the threat of increasing global competition.

Impact of Economic Downturn

During the first nine months of fiscal 2009, the severe downturn in the overall economic environment resulted in a dramatic curtailment of consumer and corporate spending which negatively impacted demand for our products in the U.S. and other international screenprint markets, and was further compounded by significant inventory destocking at the U.S. distributor level. Unit shipments from U.S. wholesale distributors to U.S. screenprinters for the first nine months of fiscal 2009 were down approximately 15.6% based on S.T.A.R.S. data. In the first quarter of fiscal 2009, inventory destocking occurred as distributors reduced inventory levels on hand at the end of fiscal 2008, due to the subsequent industry decline impacted by the market downturn, and as distributors managed working capital requirements in a tighter financial markets environment. In the second quarter of fiscal 2009, as a result of the economic slowdown and the financial market crisis, the Company's largest wholesale distributor, Broder Bros., Co. (Broder) entered into a process to restructure its debt financing which curtailed its ability to replenish its inventory. On May 20, 2009 Broder announced that it had successfully completed its financial restructuring and consequently we began normal replenishment of its inventory requirements during the third quarter. In addition, during fiscal 2009, an unfavourable supply-demand and competitive environment combined with the deflation in cotton and energy prices resulted in downward pressure on net activewear selling prices. Weaker demand and customer inventory reductions also occurred in the mass-market retail channel.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

STRATEGY AND OBJECTIVES

Our growth strategy comprises the following initiatives:

  Continue to increase market share in the U.S. screenprint channel in all product categories;
  Leverage our successful business model to further penetrate the mass-market retail channel both as a private label supplier for selective large-scale programs and through the development of Gildan as a consumer brand;
  Pursue international growth opportunities;
  Continue to generate manufacturing and distribution cost reductions; and
  Pursue selective complementary acquisitions.

We believe that our success in developing our large-scale vertically-integrated manufacturing hubs has allowed us to provide our customers with low prices, consistent product quality and a reliable supply chain, and has been a main reason that we have been able to continue to increase our market presence and establish our market leadership in the imprinted sportswear market. Management believes that these same factors will support Gildan's strategy to expand its presence in international screenprint markets and further penetrate the retail channel.

Historically, the Company has achieved significant growth in sales and earnings. However, we expect a decline in sales and earnings in fiscal 2009 due to the impact of weak economic conditions on demand for activewear in the U.S. and international screenprint channels. Although we continue to execute on the key initiatives of our growth strategy and have continued to gain market share, we have taken steps to respond to the current global economic conditions and the impact it is having on our operating results. In the current economic environment, we have focused on carefully managing our fiscal 2009 capital expenditures by proceeding more slowly with capacity expansion plans. As such, during fiscal 2009, we deferred the construction of the Rio Nance 5 facility until the economic outlook in support of further major capacity expansion becomes clearer. During the second and third quarters of fiscal 2009 we also took production downtime to align inventory levels with demand. We will continue to carefully monitor inventories in relation to market conditions as they evolve, and further production downtime will be scheduled as required in order to align inventories with sales demand. The Company believes that its strong competitive positioning, combined with its strong balance sheet and free cash flow generation, will allow it to benefit from any industry rationalization or restructuring that may occur in the event of a prolonged industry downturn and crisis in liquidity.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our long-term strategic objectives. These risks are described under the “Financial Risk Management” and “Risks and Uncertainties” sections of our 2008 Annual MD&A, as subsequently updated in our first and second quarter 2009 interim MD&A and in this interim MD&A.

OPERATING RESULTS

Statement of Earnings Classifications

Effective the first quarter of fiscal 2009, the Company changed certain classifications of its Statement of Earnings and Comprehensive Income with retrospective application to comparative figures presented for prior periods. These new classifications align the results of operations by function and incorporate presentation requirements under the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031, Inventories, which has been adopted effective the first quarter of fiscal 2009. Pursuant to the requirements of Section 3031, depreciation expense related to manufacturing activities is now included in cost of sales. The remaining depreciation and amortization expense has been reclassified to selling, general and administrative expenses. Depreciation and amortization expense is therefore no longer presented as a separate caption on the Statement of Earnings and Comprehensive Income. In addition, the Company reclassified certain other items in its Statement of Earnings and Comprehensive Income. Outbound freight to customers, previously classified within selling, general and administrative expenses, is now reported within cost of sales. Also, a new caption is now presented for financial expenses and income, which includes interest income and expenses (including mark-to-market adjustments of interest rate swap contracts), foreign exchange gains and losses (including mark-to-market adjustments of forward foreign exchange contracts), and other financial charges. Interest expense net of interest income was previously reported as a separate caption, while foreign exchange gains and losses were previously included in cost of sales. Other financial charges were previously reflected in selling, general and administrative expenses. These changes in classification have resulted in a decrease of $19.0 million and $4.1 million in gross profit and selling, general and administrative expenses, respectively, compared to the amounts previously reported for the third quarter of fiscal 2008. The decrease of $19.0 million in gross profit is due to reclassifications of $11.2 million of depreciation and amortization expense, $7.5 million of outbound freight to customers and $0.3 million of foreign exchange gain and other financial income. For the nine months ended July 6, 2008 these changes in classification have resulted in a decrease of $47.5 million and $7.0 million in gross profit and selling, general and administrative expenses, respectively compared to the amounts previously reported. The decrease of $47.5 million in gross profit is due to reclassifications of $32.3 million of depreciation and amortization expense, $15.9 million of outbound freight to customers and $0.7 million of foreign exchange loss and other financial income. There has been no impact on net earnings as a result of these changes in classification.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Non-GAAP Measures

We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness and net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company's financial condition and operating results.

We refer the reader to page 21 for the definition and reconciliation of non-GAAP measures used and presented by the Company to the most directly comparable GAAP measures.

Summary of Quarterly Results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited but has been prepared on the same basis as the annual audited consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

(in $ millions, except per share amounts) (1)			2009				2008	2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net Sales	307.8	244.8	184.0	324.7	380.8	293.8	250.5	254.9
Net earnings (2)	41.5	7.1	4.3	21.8	54.5	42.1	27.9	41.3
Net earnings per share (2)
Basic EPS(3)	0.34	0.06	0.04	0.18	0.45	0.35	0.23	0.34
Diluted EPS(3)	0.34	0.06	0.04	0.18	0.45	0.35	0.23	0.34
Total assets (2)	1,134.2	1,117.3	1,043.5	1,101.3	1,104.4	1,057.9	993.3	872.0
Total long-term financial liabilities	92.9	121.5	51.2	53.0	108.4	146.3	130.8	59.7
Weighted average number of shares outstanding (in ‘000s)
Basic	120,911	120,799	120,573	120,531	120,492	120,464	120,428	120,401
Diluted	121,483	121,178	121,408	121,558	121,622	121,649	121,656	121,577

(1) Quarterly results reflect the acquisition of Prewett on October 15, 2007 (Q1 2008) from the date of acquisition.
(2) Net earnings, Net earnings per share and Total assets reflect the impact of the change in accounting policy as described in Note 3 to the unaudited interim consolidated financial statements.
(3) Quarterly EPS may not add to year-to-date EPS due to rounding.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.6

MANAGEMENT'S DISCUSSION AND ANALYSIS

The activewear business is seasonal and we have historically experienced quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. The seasonality of specific product-lines is consistent with that experienced by other companies in the activewear industry. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather, the need to support requirements for the back-to-school period and the peak retail selling during the Christmas holiday season.

Historically, throughout the year, we have operated our mature facilities at full capacity in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year, in particular a build-up of inventory levels in the first half of the year. During the second and third quarters of fiscal 2009 we took some production downtime. We will continue to carefully monitor inventories in relation to market conditions as they evolve, and we expect to schedule further production downtime where required in order to align inventories with sales demand.

Net Sales

Net sales in the third quarter of fiscal 2009 totaled $307.8 million, down 19.2%, from $380.8 million in the third quarter of last year. Sales of activewear and underwear were $258.1 million, down 15.6% from $305.9 million last year, and sales of socks were $49.7 million, down 33.6% from $74.9 million in the third quarter of fiscal 2008. The third quarter of Gildan's fiscal year included one week fewer than the third quarter of fiscal 2008, as an extra week was required in fiscal 2008 in order to align the Company's 52-week reporting cycle with the calendar year.

The activewear and underwear sales decline in the third quarter of fiscal 2009 of 15.6% was mainly due to more unfavourable activewear product-mix, primarily as a result of a lower proportion of sales of higher-valued fleece and long-sleeve T-shirts, a 2.6% decline in net selling prices for activewear, due to increased promotional activity compared to last year, the impact of the stronger U.S. dollar on Canadian and international sales, and a 3.5% decline in unit sales volumes. The unit volume decline in activewear was mainly attributable to a 16.6% decline in overall industry unit shipments by U.S. wholesale distributors to U.S. screenprinters for the quarter ended June 30, 2009, as well as the non-recurrence of the extra week of sales included in the third quarter of fiscal 2008. These factors were largely offset by increased market share, replenishment of distributor inventories, and increased shipments to international markets and imprinted private label customers.

Market growth and share data presented for the U.S. wholesale distributor channel is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions. The table below summarizes the S.T.A.R.S. data for the calendar quarter ended June 30, 2009:

	Three months ended		Three months ended
	June 30,		June 30,
	2009 vs. 2008		2009	2008
	Unit Growth		Market Share
	Gildan	Industry	Gildan
All products	(9.6)%	(16.6)%	55.7%	51.9%
T-shirts	(9.3)%	(16.2)%	56.4%	52.6%
Fleece	(13.1)%	(15.0)%	52.7%	51.7%
Sport shirts	(18.6)%	(26.6)%	38.1%	34.6%

During the third quarter of fiscal 2009, Gildan achieved market share gains in all of its product categories and increased its overall market share in the U.S. screenprint channel to 55.7%, up 3.8 percentage points compared to the same period last year. Gildan's market share gains partially offset the 16.6% decline in overall industry shipments during the quarter from U.S. distributors to screenprinters. Unit shipments for Gildan products sold by U.S. distributors to U.S. screenprinters declined by 9.6% during the quarter.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Overall inventories in the U.S. wholesale distributor channel at June 30, 2009 were down by 13.2% compared with a year ago, and Gildan's share of distributor inventories was 49.5%, compared with its market share of 55.7% in the third quarter as shown above.

Demand in both the Canadian and the international screenprint markets in which we compete was impacted by similar global economic and market conditions as in the U.S screenprint channel. Activewear sales in the Canadian market declined by 40.9% in the quarter and 45.1% in the first nine months compared to the same periods last year, due to weak demand, distributor destocking, primarily in the first half of the fiscal year, and the decline in the value of the Canadian dollar. Sales in international markets decreased 3.8% in the third quarter and 6.0% in the first nine months compared to the same periods last year, reflecting the negative impact of the decline in the value of local currencies compared to the U.S. dollar. However unit sales increased by 21.2% and 12.5%, for the three and nine month periods ended July 5, 2009 compared to the same periods last year, as we continued to grow in Western Europe, the U.K., Mexico and the Asia/Pacific region.

In addition to the impact of one week less of sales in the third quarter of fiscal 2009, the 33.6% decline in socks sales in the third quarter of fiscal 2009 compared to the third quarter of fiscal 2008 was due to the discontinuance of sock product-lines in fiscal 2008, combined with the timing impact of year-over-year fluctuations in retailer inventory levels including the impact in the current year of the changeover to new retailer private label brands.

Net sales for the nine months ended July 5, 2009 amounted to $736.6 million, down $188.4 million, or 20.4%, from $925.0 million in the same period last year. Sales of activewear and underwear were $554.8 million, down $149.2 million, or 21.2% from $704.0 million last year, and sales of socks were $181.8 million, down $39.2 million, or 17.7%, from $221.0 million in the first nine months of fiscal 2008. The decrease in activewear and underwear sales was primarily attributable to a 13.3% decline in activewear unit volumes, unfavourable activewear product-mix and the negative impact of the stronger U.S. dollar on Canadian and activewear international sales. The lower unit sales volumes for activewear were due to the decline in overall industry unit shipments by U.S. wholesale distributors to U.S. screenprinters and the significant impact of inventory reductions by U.S. wholesale distributors, which more than offset Gildan's market share gains in the U.S. screenprint channel during the nine months ended July 5, 2009. Net selling prices for the first nine months of fiscal 2009 were essentially flat compared to last year as higher promotional discounting offset price increases introduced in fiscal 2008. The decline in sock sales for the first nine months of fiscal 2009 was primarily attributable to the discontinuance of sock product-lines during fiscal 2008.

Gross Profit

Gross profit for the third quarter of fiscal 2009 was $75.1 million, or 24.4% of net sales, compared to $101.3 million, or 26.6% of net sales during the third quarter of fiscal 2008. The decline in gross margins in the quarter was mainly attributable to lower net selling prices for activewear, the negative impact of currency fluctuations, more unfavourable activewear product-mix and higher cotton costs. These negative factors were partially offset by lower manufacturing and energy costs, which favourably impacted gross margins in the third quarter by approximately 450 basis points, in spite of manufacturing downtime taken in the third quarter to balance activewear inventories with projected sales demand. For the first nine months of fiscal 2009, gross profit was $152.7 million, or 20.7% of net sales, down from $251.4 million, or 27.2% of net sales in the same period last year. The decline in gross margins for the nine months ended July 5, 2009 compared to the same period last year was due to higher costs for cotton, energy, chemicals and dyestuffs, unfavourable activewear product-mix, the negative impact of currency fluctuations, manufacturing downtime, the temporary impact of the transition in sock private label brands for Gildan's largest retail customer and higher depreciation expenses. These negative factors were partially offset by the non-recurrence of charges related to the completion of the integration of the acquisition of a sock manufacturer which were incurred in the second quarter of fiscal 2008 and higher manufacturing costs in fiscal 2008 related to production constraints.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Gross margins of 24.4% in the third quarter of fiscal 2009 improved significantly compared to gross margins of 15.8% in the second quarter primarily as a result of lower manufacturing and energy costs, lower cotton costs, and a higher proportion of sales of fleece and long-sleeve T-shirts. These positive factors were partially offset by lower net selling prices due to higher promotional discounting.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses in the third quarter of fiscal 2009 were $36.2 million, or 11.8% of net sales, compared to $39.8 million, or 10.5% of net sales, in the third quarter of last year. For the first nine months of fiscal 2009, SG&A expenses were $100.6 million, or 13.7% of net sales, compared to $106.1 million or 11.5% of net sales in the same period last year. The decrease in SG&A expenses was due primarily to reduced distribution costs, resulting from lower volumes and increased efficiencies at our distribution centres, and the positive impact of the lower-valued Canadian dollar on corporate administrative expenses, partially offset by the timing of variable compensation expense, and higher professional and legal fees. In addition, the third quarter of fiscal 2008 included a provision of $2.5 million for non-collection of accounts receivable from a U.S. retail customer, which filed for bankruptcy protection, compared to a provision of $0.7 million for the third quarter of this year.

Restructuring and Other Charges
	Three months ended		Nine months ended
	July 5,	July 6,	July 5,	July 6,
(in $ millions)	2009	2008	2009	2008

Gain on disposal of long-lived assets	-	-	(0.7)	(0.4)
Asset impairment loss and write-down of assets held for sale	0.6	1.7	1.2	1.7
Employee termination and other benefits	1.6	0.4	2.1	0.4
Other exit costs	2.2	0.2	2.8	2.2
	4.4	2.3	5.4	3.9

In fiscal 2006 and 2007, the Company announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of its corporate office. In fiscal 2008, the Company announced the planned consolidation of its Haiti sewing operation which was finalized in the first half of fiscal 2009, and the planned phase out of sock finishing operations in the U.S., which was finalized in the third quarter of fiscal 2009. The costs incurred in connection with these initiatives have been recorded as restructuring and other charges.

Restructuring and other charges for the third quarter of fiscal 2009 were $4.4 million (2008 - $2.3 million). For the nine months ended July 5, 2009, restructuring and other charges totalled $5.4 million (2008 - $3.9 million) which included $3.2 million for the closure of the Company's U.S. sock finishing operations in the third quarter, and $2.2 million relating to facility closures that occurred in previous fiscal years, including employee termination and other benefits, carrying costs and asset write-downs relating to assets held for sale, net of a gain of $0.7 million on the disposal of equipment. Restructuring charges for the nine months ended July 6, 2008 of $3.9 million include $2.1 million recorded in the third quarter relating to the consolidation of the Company's Haiti sewing operation, and $1.8 million relating to facility closures which occurred in previous fiscal years, primarily for carrying and dismantling costs associated with assets held for sale, net of a gain on disposal of assets held for sale of $0.4 million.

The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred during fiscal 2009 and until all property, plant and equipment related to the closures are disposed of. Any gains or losses on the disposal of the assets held for sale will also be accounted for as restructuring charges as incurred.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.9

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Expense / Income, net

Net financial expense/income includes interest expense, net of interest income, and foreign exchange gains and losses. Net financial income amounted to $1.5 million and $1.3 million during the third quarter and first nine months of fiscal 2009, respectively compared to net financial expense of $1.1 million and $7.4 million in the same periods last year. The decrease of $2.6 million in net financial expense in the third quarter of fiscal 2009 resulted primarily from a decrease in interest expense of $1.0 million, and a $1.6 million increase in foreign exchange gains. For the nine months ended July 5, 2009, net financial expense decreased by $8.7 million, due to a $4.4 million decrease in interest expense combined with a $4.3 million increase in foreign exchange gains. The decrease in interest expense was due to lower average borrowings and lower average interest rates during the first nine months of fiscal 2009.

Income Taxes

The income tax recoveries for the third quarter and the first nine months of fiscal 2009 were $5.8 million and $5.0 million, respectively, compared to an income tax expense of $3.4 million and $9.1 million in the third quarter and first nine months of fiscal 2008. The income tax recoveries for the three and nine months ended July 5, 2009 include an income tax recovery of $5.6 million relating to the recognition of previously unrecorded tax benefits of prior years, and an income tax recovery of $1.0 million related to the impact of restructuring and other charges. Excluding these income tax recoveries, as well as the impact of restructuring and other charges in both the current year and prior year periods, the effective income tax rate in the third quarter and the first nine months of fiscal 2009 was 2% and 3%, respectively, compared to an effective income tax rate of 5.8% in the third quarter and 6.7% for the first nine months of last year. The reduction in the effective income tax rate compared to the prior year reflects a lower proportion of profits earned in higher tax-rate jurisdictions.

During the quarter, the Canada Revenue Agency (CRA) completed its audit of the 2004, 2005 and 2006 taxation years and there were no significant adjustments to the Company's income tax returns.

Net Earnings

Net earnings were $41.5 million, or $0.34 per share on a diluted basis, for the third quarter ended July 5, 2009, compared with net earnings of $54.5 million, or $0.45 per share on a diluted basis in the third quarter of fiscal 2008. Net earnings for the first nine months of fiscal 2009 were $52.9 million, or $0.44 per share on a diluted basis, compared with net earnings of $124.5 million, or $1.02 per share on a diluted basis for the same period last year.

Net earnings included after-tax restructuring and other charges of $3.4 million in the third quarter and $4.4 million for the first nine months of fiscal 2009. Restructuring costs for the same respective periods last year were $2.3 million in the third quarter and $3.9 million on a year-to-date basis. Before reflecting the impact of restructuring and other charges in both years, adjusted net earnings for the third quarter of fiscal 2009 amounted to $44.9 million, or $0.37 per share on a diluted basis, reflecting decreases of 21.0% and 21.3%, respectively, compared to adjusted net earnings of $56.8 million, or $0.47 per share on a diluted basis in the third quarter of fiscal 2008. The reduction in net earnings and EPS before restructuring and other charges was primarily due to lower unit sales volumes, as a result of weak economic conditions, as well as lower gross margins mainly due to unfavourable product-mix and lower activewear net selling prices, partially offset by lower financial and SG&A expenses. In addition, as discussed under the heading “Income Taxes”, net earnings in the third quarter of fiscal 2009 included the positive impact of income tax recoveries of $5.6 million relating to the recognition of previously unrecorded tax benefits of prior years. Before the impact of income tax recoveries in the third quarter of this year, adjusted net earnings amounted to $39.3 million, or $0.32 per share on a diluted basis.

For the first nine months of the fiscal year, net earnings before restructuring and other charges of $57.4 million, or $0.47 per share, were down 55.3% and 55.7%, respectively compared to the same period in fiscal 2008. The decline reflected significantly lower activewear unit sales volumes due to weak demand and the reduction of inventory levels by our customers, as well as lower gross margins due to higher raw material and energy costs, and unfavourable product-mix, partially offset by lower financial and SG&A expenses and the impact of income tax recoveries.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.10

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

Accounts receivable of $194.1 million as at July 5, 2009 decreased by $28.1 million, compared to accounts receivable of $222.2 million at the end of fiscal 2008, due to the impact of lower sales as a result of the downturn in the economy, as discussed under the Net Sales analysis on page 7, and a decrease in days' sales outstanding (DSO). Typically, our DSO increase during the second half of the fiscal year and reach their highest level in the fourth quarter as a result of seasonal programs for fleece and long-sleeve T-shirts shipped in the third and fourth quarters with extended payment terms. Accounts receivable at the end of the third quarter of fiscal 2009 were down $60.4 million compared to accounts receivable of $254.5 million at the end of the third quarter of fiscal 2008, due to lower sales and a decrease in DSO. The decrease in DSO was due to a lower proportion of fleece and long-sleeve T-shirt sales compared to the third quarter of fiscal 2008, which were also shipped later in the quarter compared to last year.

Inventories of $339.6 million were up $23.4 million, or 7.4% from October 5, 2008 and up $48.8 million or 16.8%, compared to the third quarter of fiscal 2008. These increases reflected higher activewear finished goods inventories due to lower sales, partially offset by lower activewear unit costs, a reduction in sock inventories and a reduction in raw materials and work-in-process inventories. In addition, higher inventory levels at July 5, 2009 compared to the same period last year also reflected lower than optimal levels of inventory on hand at the end of the third quarter of fiscal 2008, when inventory levels were affected by production constraints. Activewear inventory volumes at the end of the third quarter of fiscal 2009 were down compared to the end of the second quarter of this year as we took manufacturing downtime during the quarter in order to manage activewear inventories. Further manufacturing downtime will be scheduled as required prior to the year-end in order to continue to optimize activewear inventories, based on the outlook for end-use demand and the level of replenishment of inventories by our distributors.

Property, plant and equipment, which are net of accumulated depreciation, including asset impairment losses, amounted to $422.1 million at July 5, 2009, a decrease of $14.4 million compared to $436.5 million at October 5, 2008. The decrease reflected depreciation of property, plant and equipment of $45.9 million, offset by net capital additions of $34.5 million, mainly for the biomass combustion energy project in the Dominican Republic, construction of a chemical warehouse in Honduras and other capacity expansion projects. The remaining decrease is due to a reclassification of property, plant and equipment to assets held for sale and the disposal of certain equipment. The decline in property, plant and equipment resulted from our decision to prudently manage capital expenditures in the current economic environment.

Intangible assets amounted to $57.6 million as at July 5, 2009 compared to $60.0 million at the end of fiscal 2008. The decrease is related to the amortization of intangible assets for the first nine months of fiscal 2009. Goodwill of $6.7 million at the end of the third quarter of fiscal 2009 related to the acquisition of Prewett in October 2007. During the third quarter of fiscal 2009, although the overall economic environment remained weak, we concluded that there was no impairment in the value of goodwill and intangible assets carried on the interim consolidated balance sheet as at July 5, 2009.

Assets held for sale of $6.5 million as at July 5, 2009 (October 5, 2008 - $10.5 million; July 6, 2008 - $12.6 million) include property, plant and equipment relating to the closed facilities. The decrease in assets held for sale is due mainly to the sale of the Company's previous Canadian corporate head office location.

Total assets were $1,134.2 million as at July 5, 2009, compared to $1,101.3 million at the end of the previous year. Working capital was $476.5 million as at July 5, 2009 compared to $355.2 million as at October 5, 2008. The current ratio at the end of the third quarter of fiscal 2009 was 4.3 compared to 2.7 at the end of fiscal 2008.

Accounts payable and accrued liabilities amounted to $130.1 million at July 5, 2009, compared to $155.7 million at the end of fiscal 2008. The decrease of $25.6 million was primarily due to lower cotton and energy costs, and the impact of production downtime taken towards the end of the quarter.

Income taxes payable were $11.1 million at July 5, 2009 compared to $46.6 million at October 5, 2008. The decrease in income taxes payable was mainly due to a payment of $23.8 million in the first quarter of fiscal 2009 related to the settlement of the CRA audit as announced in December 2008 and as described in Note 14 to the 2008 annual audited Consolidated Financial Statements. The remaining decrease is due primarily to the impact of the strengthening of the U.S. dollar relative to the Canadian dollar, and income tax installments paid during the year in the normal course of business.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.11

MANAGEMENT'S DISCUSSION AND ANALYSIS

CASH FLOWS

Cash inflows from operating activities in the third quarter of fiscal 2009 were $80.6 million compared to cash inflows of $40.7 million for the previous year. The increase in cash flow was primarily due to the significant decrease in inventories during the quarter as well as the lower seasonal increase in accounts receivable as a result of lower sales. This was partially offset by lower cash operating earnings and a lower increase in accounts payable and accrued liabilities. For the first nine months of fiscal 2009, cash inflows from operating activities were $47.1 million compared to cash inflows from operating activities of $168.4 million in the same period last year, primarily due to lower cash operating earnings and income tax payments related to prior fiscal years. In addition, the decrease in accounts payable and accrued liabilities was offset by a higher decrease in accounts receivable.

Cash flows used in investing activities were $2.1 million in the third quarter of fiscal 2009, compared to $19.2 million in the previous year. The decrease of $17.1 million in the third quarter of fiscal 2009 was mainly due to lower capital spending in fiscal 2009, as we proceed more slowly with capacity expansion plans in the current economic environment, and proceeds from the disposal of assets held for sale. For the first nine months of fiscal 2009, cash flows used in investing activities amounted to $25.7 million compared to $213.0 million for the same period last year. This decrease was mainly attributable to the acquisition of Prewett last year for a purchase price of $126.8 million and to lower capital expenditures during the first nine months of fiscal 2009, mainly as a result of lower spending for capacity expansion projects compared to last year.

We generated free cash flow1 of $78.5 million for the three months ended July 5, 2009, compared to $21.5 million for the same period in fiscal 2008. The increase of $57.0 million was attributable to higher cash flows from operating activities combined with lower capital spending compared to last year. Free cash flow of $19.4 million for the first nine months of fiscal 2009 compared to free cash flow of $92.2 million for the same period in fiscal 2008 resulted mainly from lower cash flows from operating activities, partially offset by lower capital spending compared to last year.

Cash flows used in financing activities in the third quarters of fiscal 2009 and fiscal 2008 were $28.3 million and $37.5 million respectively, due primarily to net repayments on our revolving long-term credit facility in both quarters. For the first nine months of fiscal 2009 and fiscal 2008, cash flows from financing activities were $40.7 million and $48.5 million, respectively, primarily from increases in borrowings under our revolving long-term credit facility in both periods.

We ended the third quarter of fiscal 2009 with net indebtedness2 of $18.5 million (October 5, 2008 - $40.6 million; July 6, 2008 - $95.3 million) and we continue to have significant financing capacity and flexibility under our revolving bank credit facility, which matures in 2013. Cash and cash equivalents at the end of the third quarter of fiscal 2009 totaled $74.5 million compared to $12.4 million at the end of fiscal 2008. Total indebtedness2 as at July 5, 2009 amounted to $93.0 million compared to $108.5 million at the end of the third quarter of fiscal 2008 and $53.0 million at the end of fiscal 2008. We had $88.0 million drawn under our revolving long-term credit facility as at the end of the third quarter of fiscal 2009 compared to $45.0 million drawn as at October 5, 2008. In addition, an amount of $1.0 million has been committed against this facility to cover various letters of credits. In fiscal 2008, we used our revolving long-term credit facility, in addition to our cash flow from operations, to finance the acquisition of Prewett and capital expenditures for our major capacity expansion projects in Honduras. The increase in the utilization of our bank credit facility to fund the acquisition of Prewett was fully repaid using operating cash flows during fiscal 2008.

_________________________
1 Free cash flow is comprised of cash flows from operating activities, including net changes in non-cash working capital balances, less cash used in investing activities, excluding business acquisitions. See page 22.

2 Net indebtedness is calculated as total indebtedness net of cash and cash equivalents. Total indebtedness is comprised of bank indebtedness and long-term debt (including the current portion). See page 22.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.12

MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements and business acquisitions. Our primary uses of funds on an ongoing basis are for capital expenditures for new manufacturing facilities, inventories, accounts receivable, and business acquisitions. In fiscal 2009, we are also using funds for the payment of income taxes pursuant to the Company's settlement of its audit with the CRA as announced in December 2008.

On October 30, 2007, we increased our committed long-term credit facility to $400 million, on an unsecured basis, which matures in June 2013. We believe that our cash flow from operating activities, together with the unused portion of our credit facilities, will provide us with sufficient liquidity and capital resources in fiscal 2009 to fund our anticipated working capital and capital expenditure requirements, and income tax payments. We continue to expect to have no debt outstanding under our bank credit facility at the fiscal year-end.

We currently project net capital expenditures for fiscal 2009 of approximately $60 to $70 million, in line with our projection at the end of the second quarter and down from our original projection of $160 million in August 2008, primarily due to the deferral of a planned major textile facility, Rio Nance 5. The projected capital investments primarily relate to capital spending requirements to complete the construction of the building for the Rio Nance 4 facility in Honduras, a biomass combustion energy project in the Dominican Republic and capital investments related to the expansion of our sales and marketing infrastructure in Barbados following the integration of our retail activities.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. We do not currently pay a dividend. However, the Company's Board of Directors periodically evaluates the merits of introducing a dividend.

Contractual Obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations by period, excluding interest on long-term debt, for the following items as at July 5, 2009:

		Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	Total	fiscal year	fiscal years	fiscal years	fiscal years
Long-term debt	92.9	1.3	3.6	88.0	-
Operating leases	39.6	2.0	18.7	8.1	10.8
Purchase obligations	173.9	125.5	48.4	-	-
Other obligations	20.9	20.9	-	-	-
Total Contractual Obligations	327.3	149.7	70.7	96.1	10.8

We expect that cash flows from our operating earnings and our unutilized bank facilities will be sufficient to meet our obligations for the foreseeable future.

Outstanding Share Data

Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL). As at July 31, 2009 there were 120,956,937 common shares issued and outstanding along with 1,015,578 stock options and 757,806 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the Treasury RSU grant is dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly-listed companies.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.13

MANAGEMENT'S DISCUSSION AND ANALYSIS

LEGAL PROCEEDINGS

Securities Class Actions

The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company's common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company's financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008.

The U.S. lawsuits have been consolidated, and a consolidated amended complaint was filed alleging claims under the U.S. securities laws. On July 1, 2009, the District Court granted the motion by Gildan and other defendants to dismiss the U.S. action in its entirety, holding that the consolidated amended complaint failed to adequately allege the essential elements of a claim under the applicable provisions of the U.S. securities laws, including the existence of a material misstatement and fraudulent intent. On July 17, 2009, plaintiffs filed a motion seeking reconsideration of this decision only insofar as it declined to grant plaintiffs an opportunity to file a second amended complaint. On July 31, 2009, Gildan and the other defendants filed a response to plaintiffs' motion seeking reconsideration, for which a decision is pending.

In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario's Securities Act. A motion, along with affidavit evidence, for leave to pursue such statutory liability claims and class certification have been filed by the plaintiff. No date has been set yet for the hearing of that motion.

The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any. No provision for contingent loss has been recorded in the interim consolidated financial statements.

FINANCIAL RISK MANAGEMENT

This section of the MD&A provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks. The disclosures under this section, in conjunction with the information in Note 11 to the unaudited interim consolidated financial statements (“Financial Instruments”), are designed to meet the requirements of the Canadian Institute of Chartered Accountants Handbook Section 3862, “Financial Instruments-Disclosures”, and are therefore incorporated into, and are an integral part of, the unaudited interim consolidated financial statements.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company's trade receivables. The Company may also have credit risk relating to cash and cash equivalents, forward foreign exchange contracts and interest rate swaps, which it manages by dealing only with highly-rated North American and European financial institutions. Our trade receivables and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company's average trade receivables and credit exposure during an interim reporting period may be higher than the balance at the end of that reporting period.

The Company's credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of wholesale distributors and mass-market retailers. As at July 5, 2009, the Company's ten largest trade debtors accounted for 67% of trade accounts receivable, of which one wholesale customer accounted for 15% and one retailer accounted for 9%. Of the Company's top ten trade debtors, eight are wholesale distributors, and all are located in the United States. The remaining trade receivable balances are dispersed among a larger number of debtors across many geographic areas including the United States, Canada, Europe, Mexico and Australia.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.14

MANAGEMENT'S DISCUSSION AND ANALYSIS

Most sales are invoiced with payment terms of between 30 to 60 days. In accordance with industry practice, sales to wholesale distributors of certain seasonal products, primarily in the second half of the fiscal year, are invoiced with extended payment terms, generally not exceeding six months. From time-to-time, the Company may also initiate other special incentive programs with extended payment terms.

The Company's customers have generally been transacting with the Company or its subsidiaries for over five years, and credit losses have not been material during that period. Many distributors are highly-leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with accounts receivable and inventory pledged as collateral. The financial leverage of certain of our wholesale distributor customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing, and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company's retail customers varies significantly. Adverse changes in a customer's financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's future purchases or result in uncollectible accounts receivable from that customer. Future credit losses relating to any one of our top ten customers could be material and could result in a material charge to earnings. The likelihood of such losses occurring has increased given the current economic downturn.

At the time of filing our second quarter 2009 MD&A, there was considerable uncertainty regarding the ultimate outcome of the debt restructuring being undertaken by our largest wholesale distributor customer, Broder Bros., Co. (Broder). On May 20, 2009 Broder announced that it had successfully completed its financial restructuring through an exchange of 94.6% of its existing senior notes for a combination of common stock and newly issued notes. Following this financial restructuring, Broder continues to rely on a revolving credit facility, and both the revolving credit facility and newly issued notes impose restrictive covenants. Our extension of credit to Broder continues to be subject to our ongoing credit review process.

The Company's extension of credit to customers involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company's international sales office in Barbados. Where available, the Company's credit department periodically reviews external ratings and customer financial statements, and in some cases obtains bank and other references. New customers are subject to a specific vetting and pre-approval process. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company's credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company's low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are partially covered by credit insurance, with amounts usually limited to 20% of the value of the Company's exposure. The information available through the insurance company is also considered in the decision process to determine the credit limits assigned to customers. This policy contains the usual clauses and limits regarding the amounts that can be claimed by event and by year of coverage. The Company did not file any claim against this credit insurance policy for the three month period ended July 5, 2009.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.15

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's exposure to credit risk for trade receivables by geographic area and type of customer was as follows as at July 5, 2009:

(in $ millions)	July 5, 2009	October 5, 2008

United States	155.5	176.0
Europe	14.1	11.9
Canada	5.7	14.2
Other regions	6.2	4.2
Total trade receivables	181.5	206.3

(in $ millions)	July 5, 2009	October 5, 2008

Distributors and screenprinters	148.0	166.2
Mass-market and regional retailers	33.5	40.1
Total trade receivables	181.5	206.3

The aging of trade receivable balances was as follows as at:

(in $ millions)	July 5, 2009	October 5, 2008

Not past due	162.9	186.0
Past due 0-30 days	15.7	15.7
Past due 31-60 days	2.3	3.2
Past due 61-120 days	1.9	1.9
Past due over 121 days	2.4	2.3
Trade receivables	185.2	209.1
Less allowance for doubtful accounts	(3.7)	(2.8)
Total trade receivables	181.5	206.3

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	Three months ended	Nine months ended	Twelve months ended
(in $ millions)	July 5, 2009	July 5, 2009	October 5, 2008
Balance, beginning of period	5.2	2.8	2.0
Bad debt expense	0.7	3.1	4.5
Write-off of accounts receivable	(2.2)	(2.2)	(4.0)
Increase due to acquisition of Prewett	-	-	0.3
Balance, end of period	3.7	3.7	2.8

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We require continued access to capital markets to support our operations as well as to achieve our strategic plans. We rely on cash resources, debt and cash flows generated from operations to satisfy our financing requirements. Any impediments to our ability to continue to meet the covenants and conditions contained in our revolving credit facility as well as our ability to access capital markets, or the failure of a financial institution participating in our credit facility, or an adverse perception in capital markets of our financial condition or prospects, could have a material impact on our financing capability. In addition, our access to financing at reasonable interest rates could become influenced by the economic and credit market environment.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.16

MANAGEMENT'S DISCUSSION AND ANALYSIS

We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in Note 20 to the 2008 annual audited Consolidated Financial Statements (“Capital Disclosures”). In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and receipts. We also monitor the impact of credit market conditions in the current environment. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures.

The Company has a committed revolving credit facility for a maximum of $400 million which expires in June 2013. The Company's revolving credit facility is subject to various covenants and conditions. The Company was in compliance with all covenants as at July 5, 2009. This facility is unsecured and amounts drawn bear interest at LIBOR rates or U.S. base rate plus an applicable margin. As at July 5, 2009, $88.0 million was drawn under this facility, bearing an effective interest rate of 1.07% . As at October 5, 2008, $45.0 million was drawn under this facility, bearing an effective interest rate of 4.75% .

The Company's derivative financial instruments as at July 5, 2009 consisted of forward foreign exchange contracts and interest rate swap contracts, for which notional amounts, maturities, carrying and fair values and other information are disclosed in Note 11 to the unaudited interim consolidated financial statements.

Please refer to the “Financial Risk Management” section of the Company's 2008 Annual MD&A for details of the contractual maturities of financial liabilities.

Foreign Currency Risk

The majority of the Company's cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company's functional and reporting currency. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside of the United States and head office expenses in Canada. The Company's exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the British pound, the Euro, and the Mexican peso exchange rates. For the Company's foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company's cash flows and the reported amounts for sales and SG&A expenses in its consolidated statement of earnings, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each balance sheet date, the impact of which is reported as a foreign exchange gain or loss in the statement of earnings.

The Company's objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical, and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows and balance sheet exposures, and from time-to-time will authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency cash flows, with maturities of up to two years. The Company does not use forward foreign exchange contracts for speculative purposes.

As at July 5, 2009 all outstanding forward foreign exchange contracts were reported on a mark-to-market basis and the gains and losses were included in earnings. The Company elected not to apply hedge accounting for these derivatives.

The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras. The Lempira to U.S. dollar exchange rate has not fluctuated significantly in recent years. However, should there be a change in the Lempira to U.S. dollar exchange rate in the future, such change may have an impact on our operating results.

Please refer to the “Financial Risk Management” section of the Company's 2008 Annual MD&A for further details of the Company's significant foreign currency exposures.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.17

MANAGEMENT'S DISCUSSION AND ANALYSIS

Interest Rate Risk

The Company's interest rate risk is primarily related to the Company's revolving long-term credit facility, for which amounts drawn are primarily subject to LIBOR rates in effect at the time of borrowing, plus a margin. Although LIBOR-based borrowings under the credit facility can be fixed for periods of up to six months, the Company generally fixes rates for periods of one to three months. The interest rates on amounts currently drawn on this facility and on any future borrowings will vary and are unpredictable. Increases in short term interest rates and increases in interest rates on new debt issues may result in a material increase in interest charges.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. During the second quarter of fiscal 2009, the Company entered into interest rate swap contracts to fix the variable portion of $50 million of its borrowings (LIBOR excluding the applicable margin) under the revolving long-term credit facility. During the third quarter, $25 million of the interest rate swap contracts matured, and as at July 5, 2009, the remaining $25 million interest rate swap contracts were reported at fair value. The fair value of these contracts is included in accounts payable and accrued liabilities, and changes in their fair value are included in earnings. The Company elected not to apply hedge accounting for these derivative instruments. Please refer to Note 11 to the interim consolidated financial statements for further details of the Company's outstanding interest rate swap contracts as at July 5, 2009.

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are described in Note 2 to our 2008 audited annual Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ materially from those estimates. In addition, although our critical accounting estimates remain substantially unchanged from those that were disclosed in our 2008 Annual MD&A, there is a likelihood that these estimates may materially change, or new estimates may be required, given the current uncertain economic conditions.

Management believes that the following accounting estimates require assumptions to be made about matters that are highly uncertain:

  Allowance for Doubtful Accounts;
  Inventory Obsolescence;
  Sales Promotional Programs;
  Recoverability of Long-Lived Assets;
  Income Taxes; and
  Business Acquisitions.

For a more detailed discussion of these estimates, readers should review the “Critical Accounting Estimates” section of the 2008 Annual MD&A.

ADOPTION OF NEW ACCOUNTING STANDARDS

Effective the commencement of its 2009 fiscal year, the Company adopted CICA Handbook Section 3031, Inventories, Section 1400, General Standards of Financial Statement Presentation and Section 3064, Goodwill and Intangible Assets. The Company also adopted EIC 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, during the second quarter of fiscal 2009. For a detailed description of the new accounting standards, please refer to Note 3 of the unaudited interim consolidated financial statements.

QUARTERLY SHAREHOLDER REPORT – Q3 2009 P.18

MANAGEMENT'S DISCUSSION AND ANALYSIS

FUTURE ACCOUNTING STANDARDS

Recent Accounting Pronouncements

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests. For a detailed description of the future accounting standards, please refer to Note 4 of the unaudited interim consolidated financial statements.

International Financial Reporting Standards

In February 2008, Canada's Accounting Standards Board (AcSB) confirmed that IFRS, as issued by the International Accounting Standards Board, will replace Canadian generally accepted accounting principles for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to change over to IFRS for its fiscal 2012 interim and annual financial statements with comparative information for fiscal 2011.

In preparation for the changeover to IFRS, the Company has developed an IFRS transition plan. The Company has substantially completed its initial phase, comprised of a diagnostic process, which involved a comparison of the Company's current accounting policies under Canadian generally accepted accounting principles with currently issued IFRS. The identified differences are being analyzed and will be addressed according to the level of impact they will have on the key elements of the transition plan. These key elements include: accounting policies, including choices among policies permitted under IFRS; information technology and data systems; internal control over financial reporting; disclosure controls and procedures, including investor relations and external communications plans; and business activities.

As the IFRS transition plan progresses, the Company will continue to report on the status of the transition plan and provide more detailed information of the impact on the key elements indicated above.

RELATED PARTY TRANSACTIONS

We have transactions with Frontier, which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Total purchases of yarn from Frontier were $34.6 million, along with $0.2 million relating to management fees for the three months ended July 5, 2009. As at July 5, 2009, we had an outstanding payable to Frontier of $20.7 million.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year ended October 5, 2008 was included in the 2008 Annual MD&A, and was based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of October 5, 2008. There have been no material changes in internal control over financial reporting since October 5, 2008.

RISKS AND UNCERTAINTIES

In addition to the risks previously described under the section “Financial Risk Management” and those described elsewhere in this MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations, cash flows or business, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks described below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The risks described in our 2008 Annual MD&A included discussions relating to the following important factors:

  Our ability to implement our strategies and plans;
  Our industry is competitive;
  Our industry is affected by general economic conditions;
  Our customers do not commit to purchase minimum quantities;
  Our production volume may differ from market demand;
  Our success depends on our ability to anticipate evolving consumer preferences and trends;
  We rely on a relatively small number of significant customers;
  The price of the raw materials we buy is prone to significant fluctuations;
  We rely on key suppliers;
  We are subject to international trade regulation;
  We currently pay income tax at a comparatively low effective rate, which could change in the future;
  Our operations are subject to climate, political, social and economic risks;
  Our operations are subject to environmental regulation;
  Our business operations significantly rely on our information systems;
  Our operations could be affected by changes in our relationship with our employees or changes to domestic and foreign employment regulations;
  We may suffer negative publicity if we, or our third party contractors, are found to have violated labour laws or engage in labour and other business practices that are viewed as unethical; and
  We depend on key management;

For a more detailed discussion of these potential business risks, readers should review the “Risks and Uncertainties” section of the 2008 Annual MD&A and the Annual Information Form filed by Gildan with the Canadian securities regulatory authorities and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission.

Update to the Description of Risks and Uncertainties

The following is an update to the description of risks contained in the section entitled “Risks and Uncertainties” of the Gildan 2008 Annual MD&A, as subsequently updated in our first and second quarter 2009 interim MD&A.

Our operations are subject to political, social and economic risks and to risks related to climate and natural disasters

The majority of our products are manufactured in Central America, primarily in Honduras, and the Caribbean Basin. Some of the countries in which we operate have experienced political, social and economic instability in the past, and we cannot be certain of their future stability. Recently, there has been political instability in Honduras following the removal of the President of the country on June 28, 2009. Although there has been no effect on our business operations to date, the political situation in Honduras remains uncertain. Consequently, there can be no assurance that continuing political developments in Honduras will not adversely affect our operations or supply chain.

We are subject to consumer product safety laws

Certain of our products sold in the U.S. are subject to the requirements imposed by the recently enacted Consumer Product Safety Improvement Act (CPSIA). Recent amendments to the CPSIA require independent testing and general conformity certification for levels of lead and other harmful content in products intended for children 12 and under, and also require the placement of tracking labels on such products. We currently believe we are in compliance with the new product requirements regarding harmful content in products set forth in the CPSIA. We are currently on schedule for implementing the tracking label requirements which will come into effect on August 14, 2009.

Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur capital and other costs, which may be significant, and non-compliance with applicable product safety laws and regulations may result in fines and penalties. Our customers may also require us to meet existing and additional consumer safety requirements, which may result in our inability to provide the products in the manner required. The extent of our liability, if any, for past failure to comply with the requirements set forth in any consumer product safety laws applicable to our operations cannot be reasonably determined.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted Net Earnings and Adjusted Diluted EPS

To measure our performance from one period to the next, without the variations caused by the impacts of restructuring and other charges as discussed on page 9, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

	Q3 2009	Q3 2008	YTD 2009	YTD 2008
(in $ millions, except per share amounts)		Recast(1)		Recast(1)
Net sales	307.8	380.8	736.6	925.0
Cost of sales	232.7	279.5	583.9	673.6
Gross profit	75.1	101.3	152.7	251.4
Selling, general and administrative expenses	36.2	39.8	100.6	106.1
Restructuring and other charges	4.4	2.3	5.5	3.9
Operating income	34.5	59.2	46.6	141.4
Financial expense (income), net	(1.5)	1.1	(1.3)	7.4
Non-controlling interest in consolidated joint venture	0.3	0.2	-	0.4
Earnings before income taxes	35.7	57.9	47.9	133.6
Income taxes	(5.8)	3.4	(5.0)	9.1
Net earnings and comprehensive income	41.5	54.5	52.9	124.5
Adjustments for:
Restructuring and other charges (2)	4.4	2.3	5.5	3.9
Income tax recovery on restructuring and other charges (2)	(1.0)	-	(1.0)	-
Adjusted net earnings	44.9	56.8	57.4	128.4
Basic EPS (3)	0.34	0.45	0.44	1.03
Diluted EPS (3)	0.34	0.45	0.44	1.02
Adjusted diluted EPS(3)	0.37	0.47	0.47	1.06

Certain minor rounding variances exist between the financial statements and this summary.
(1) Reflects the impact of the change in accounting policy as described in Note 3 to the unaudited interim consolidated financial statements and the changes to classifications in the statement of earnings and comprehensive income as discussed on page 5.
(2) Adjustment to remove restructuring and other charges and the income tax effect thereon. See page 9.
(3) Quarterly EPS may not add to year-to-date EPS due to rounding.

EBITDA

EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges as discussed on page 9, as well as the non-controlling interest in consolidated joint venture. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company's ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

	Q3 2009	Q3 2008	YTD 2009	YTD 2008
(in $ millions)		Recast(1)		Recast(1)
Net earnings	41.5	54.5	52.9	124.5
Restructuring and other charges (2)	4.4	2.3	5.5	3.9
Depreciation and amortization	16.3	14.9	48.4	41.9
Variation in depreciation included in inventories	1.2	2.5	(4.3)	0.4
Interest, net	0.2	1.2	1.6	6.1
Income taxes	(5.8)	3.4	(5.0)	9.1
Non-controlling interest of consolidated joint venture	0.3	0.2	-	0.4
EBITDA	58.1	79.0	99.1	186.3

Certain minor rounding variances exist between the financial statements and this summary.
(1) Reflects the impact of the change in accounting policy as described in Note 3 to the unaudited interim consolidated financial statements.
(2) See page 9.

Free Cash Flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q3 2009	Q3 2008	YTD 2009	YTD 2008
Cash flows from operating activities	80.6	40.7	47.1	168.4
Cash flows used in investing activities	(2.1)	(19.2)	(25.7)	(213.0)
Adjustments for:
Business acquisitions	-	-	-	126.8
Restricted cash (received) paid related to acquisition	-	-	(2.0)	10.0
Free cash flow	78.5	21.5	19.4	92.2

Certain minor rounding variances exist between the financial statements and this summary.

Total Indebtedness and Net Indebtedness

We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	Q3 2009	Q4 2008	Q3 2008
Current portion of long-term debt	2.8	3.6	3.8
Long-term debt	90.2	49.4	104.7
Total indebtedness	93.0	53.0	108.5
Cash and cash equivalents	(74.5)	(12.4)	(13.2)
Net indebtedness	18.5	40.6	95.3

Certain minor rounding variances exist between the financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” of the 2008 Annual MD&A, as subsequently updated in our first and second quarter 2009 interim MD&A and in this interim MD&A for a discussion of the various factors that may affect the Company's future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

  general economic conditions such as commodity prices, currency exchange rates, interest rates and other factors over which we have no control;
  the impact of economic and business conditions, industry trends and other external, political and social factors in the countries in which we operate, including the current political instability in Honduras;
  the intensity of competitive activity;
  changes in environmental, tax, trade, employment, consumer product safety and other laws and regulations, including effects of the recently enacted United States Consumer Products Safety Act;
  our ability to implement our strategies and plans;
  our ability to complete and successfully integrate acquisitions;
  our reliance on a small number of significant customers;
  changes in consumer preferences, customer demand for our products and our ability to maintain customer relationships and grow our business;
  the fact that our customers do not commit to minimum quantity purchases;
  the seasonality of our business;
  our ability to attract and retain key personnel;
  our reliance on computerized information systems;
  changes in accounting policies and estimates; and
  disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters and other unforeseen adverse events.

These factors may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company's business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management's expectations regarding the Company's fiscal 2009 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

August 12, 2009

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